September 9, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:	CIBER, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
File No. 001-13103

Dear Mr. Krikorian:

CIBER, Inc. is submitting the following responses to the Staff’s comment letter dated September 4, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

Comment:

1.              We note your response to prior comment 2 and reissue our comment in part. Item 101(c)(vii) of Regulation S-K requires that you include in your business description a discussion of the dependence of any segment upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment. It appears that the loss of two clients that each generated in excess of 10% of your State & Local Government Solutions segment’s revenue in 2007, and together accounted for 32% of that segment’s revenue, would have a material adverse affect on the segment. It appears, therefore, that the segment discussion on pages 4-5 of the business section should be expanded to discuss the nature of the dependence. In this regard, your relationships with these customers, including the material terms of any contractual relationships, should be discussed. Please advise.

Response:

As discussed with the Staff, we believe that our current disclosure of the dependence of our State & Local Government Solutions segment on a few significant customers satisfies the requirements of Item 101(c) of Regulation S-K.  In particular we would like to direct the Staff’s attention to our Form 10-K, Part I, Item 1. Business, and therein under the caption “Clients.”  The second paragraph of this section discusses our dependence on certain clients for each of our segments, as well as for our business taken as a whole.  In particular, we state:  “By segment, the largest client for each of our respective segments accounted for the following percentage of each segment’s 2007 total revenues: Commercial - 7%; Federal Government - 96%; State & Local Government - 21%; U.S. ERP - 12% and European Operations - 7%.  Additionally, our State & Local Government segment had a second client in 2007 that accounted for 11% of its total segment revenue.”  Also as discussed with the Staff, in future filings we will provide additional clarity on this subject by means of a cross reference or similar means for the reader of the segment information to be referred to the discussion of dependence on particular clients in the Client section of the Business section.

Item 9A. Controls and Procedures, page 60

Comment:

2.              We note your response to prior comment 6 indicating that you have included a complete definition of the term disclosure controls and procedures in the Form 10-Q for the period ended June 30, 2008. However, the effectiveness conclusion of your principal executive and financial officers continues to omit that portion of the definition referenced in our prior comment. We note that you have added a sentence following the effectiveness conclusion, which provides the portion of the definition at issue; however, you have not explicitly stated whether your principal executive and principal financial officers have concluded that your disclosure controls and procedures were effective with respect to that portion of the definition. Please therefore confirm, if true, that your officers reached their effectiveness conclusion with respect to the entire definition of disclosure controls and procedures as defined in Rule 13a-15(e) for the quarter ended June 30, 2008 and confirm that in future filings your officers will express their conclusions with respect to the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).

Response:

We confirm that our officers have reached their effectiveness conclusion with respect to the entire definition of disclosure controls and procedures as defined in Rule 13a-15(e) for the quarter ended June 30, 2008.  We also confirm that in our future filings, our officers will express their conclusions with respect to the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

Comment:

3.              We note your response to prior comment 8 stating that you have used the language specified in Item 601(b)(31) of Regulation S-K in your Quarterly Report on Form 10-Q for the period ended June 30, 2008. However, we note that paragraph 4(d) of the certifications varies from the language of Item 601(b)(31) of Regulation S-K. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please provide us with a confirmation that you will conform your disclosures in future filings.

Response:

We confirm that in future filings we will conform our certifications to the language specified in Item 601(b)(31) of Regulation S-K.

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If you have any additional questions or require more information, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at 5251 DTC Parkway, Suite 1400, Greenwood Village, CO 80111, (303) 220-0100.

Sincerely,

Peter H. Cheesbrough

Executive Vice President and CFO